                                                                    EXHIBIT 99.1

                          SHAMIR OPTICAL INDUSTRY LTD.

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

     Notice is hereby given that the annual general meeting of shareholders (the
"MEETING") of Shamir Optical Industry Ltd. (the "COMPANY") will be held on
Thursday, April 26, 2007 at 3:00 p.m. (Israel time), at the offices of Gross,
Kleinhendler, Hodak, Halevy, Greenberg & Co., One Azrieli Center, 40th floor,
Tel Aviv, Israel.

     The agenda of the annual general meeting shall be as follows:

     1.   Ratification of the re-appointment of Kost, Forer, Gabbay & Kasierer, independent public accountants and a member of Ernst & Young Global, as the Company's independent auditors for the period ending at the close of the next annual general meeting and review of the report of the Board of Directors with respect to estimated remuneration to be paid to the independent auditors and its affiliates for the year ending December 31, 2007;

     2.   Election of Dr. Joseph Tzur as an External Director of the Company for
          a three-year term;

     3.   Re-election of each of Messrs. Giora Ben-Ze'ev and Ze'ev Feldman to hold office as a Class A Director of the Company until the close of the third succeeding annual general meeting to be held in 2010;

     4.   Re-election of Mr. Uzi Tzur to hold office as a Class C Director of the Company until the close of the second succeeding annual general meeting to be held in 2009;

     5.   Approval of a new compensation arrangement for the Company's
          Directors, including the External Directors; and

     6.   Approval and ratification of the Company's purchase of an insurance policy of directors' and officers' liability.

     In addition, the shareholders will be requested to consider at the Meeting the Company's audited consolidated financial statements for the year ended
December 31, 2005 and the report of the Board of Directors for such period.

     Only shareholders of record at the close of business on March 19, 2007 (the
"RECORD DATE") will be entitled to receive notice of, and to vote at the
Meeting. All shareholders are cordially invited to attend the Meeting in person.

     Holders of the Company's ordinary shares who hold their shares through a member of the Tel-Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver to the Company, c/o Mr. David Bar-Yosef, Legal
Counsel and Corporate Secretary, Kibbutz Shamir, Upper Galilee 12135, Israel, an
ownership certificate confirming their ownership of the Company's ordinary shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended and a copy of their identity card, passport or certificate of incorporation, as the case may be.

     Shareholders who wish to vote at the meeting by means of a proxy are obliged to complete, sign, date and return the proxy card no later than two hours before the time of the meeting.

     Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent shares conferring in the aggregate at least thirty three and one-third percent (33- 1/3%) of the voting power in the Company. If a quorum is not present within an hour of the time designated for the meeting, the meeting will be adjourned until Thursday, May 5, 2007, at the same time and place. At the adjourned meeting any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

     The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company's offices, which are located at Kibbutz Shamir, Upper Galilee 12135, Israel during normal business hours and by prior coordination with Mr. David Bar-Yosef, Legal Counsel and Corporate
Secretary (tel: +972 (4) 694-7810).

                                     By Order of the Board of Directors

                                     David Bar-Yosef
                                     Legal Counsel & Corporate Secretary

                                     March 19, 2007

                          SHAMIR OPTICAL INDUSTRY LTD.

                                 KIBBUTZ SHAMIR
                                  UPPER GALILEE
                                  12135 ISRAEL

                               ------------------

                                 PROXY STATEMENT

                               ------------------

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 26, 2007

     This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the "SHARES"), of Shamir Optical Industry Ltd. in connection with the annual general meeting of shareholders of the Company to be held at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., One
Azrieli Center, 40th floor, Tel Aviv, Israel on Thursday, April 26, 2007 at 3:00
p.m. Israel time, and thereafter as it may be adjourned from time to time.
Unless the context otherwise requires, references in this Proxy Statement to
"Shamir," the "Company," "we" or "our" refer to Shamir Optical Industry Ltd.

     At the Meeting, the following resolutions will be proposed for adoption by the shareholders:

     1.   To ratify the re-appointment of Kost, Forer, Gabbay & Kasierer, independent public accountants and a member of Ernst & Young Global, as the Company's independent auditors for the period ending at the close of the next annual general meeting and to review the report of the Board of Directors with respect to estimated remuneration to be paid to the independent auditors and its affiliates for the year ending December 31, 2007;

     2.   To elect Dr. Joseph Tzur as an External Director of the Company for a
          three-year term;

     3.   To re-elect each of Messrs. Giora Ben-Ze'ev and Ze'ev Feldman to hold office as a Class A Director of the Company until the close of the third succeeding annual general meeting to be held in 2010;

     4.   To re-elect Mr. Uzi Tzur to hold office as a Class C Director of the
          Company until the close of the second succeeding annual general meeting to be held in 2009;

     5.   To approve a new compensation arrangement for the Company's Directors, including the External Directors; and

     6.   To approve and ratify the Company's purchase of an insurance policy of directors' and officers' liability.

     In addition, the shareholders will be requested to consider at the Meeting the Company's audited consolidated financial statements for the year ended
December 31, 2005 and the report of the Board of Directors for such period.

SHAREHOLDERS ENTITLED TO VOTE

     Only holders of record of Shares at the close of business on March 19, 2007
(the "RECORD DATE") are entitled to receive notice of, and to vote at, the
Meeting.

     As of the Record Date, the Company had 16,256,514 issued and outstanding
Shares. Each Share is entitled to one vote on each matter to be voted on at the
Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account.

PROXIES

     Proxies for use at the Meeting are being solicited by the Board of
Directors of the Company. A form of proxy for use at the Meeting is attached.
The completed proxy should be mailed to the Company in the pre-addressed envelope provided and received by the Company at least two (2) hours before the
Meeting. Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Shares covered thereby in accordance with the directions of the shareholder executing such proxy. Subject to applicable law and the rules of Nasdaq, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted "FOR" all of the proposed resolutions to be presented to the
Meeting for which the Board of Directors recommends a "FOR" vote. Shareholders may revoke their proxy at any time before the effective exercise thereof by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date or by oral notification to the Chairman of the meeting at the Meeting.

     Shareholders wishing to express their position on an agenda item for this annual general meeting may do so by submitting a written position statement to the Company's offices, c/o Mr. David Bar-Yosef, at Kibbutz Shamir, Upper Galilee
12315, Israel, no later than March 29, 2007. Any position statement received will be furnished to the Securities and Exchange Commission (the "COMMISSION")
on Form 6-K, and will be made available to the public on the Commission's website at www.sec.gov and in addition at www.magna.isa.gov.il.

     We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

     These proxy and proxy card shall also serve as a voting deed (ktav hatzba'a) as such term is defined under the Israeli Companies Law.

     We expect to mail the Proxy Statement to shareholders on or about March 22,
2007. Shamir will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our directors, officers and employees, without receiving additional compensation therefor, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians may be requested to forward proxy solicitation materials to the beneficial owners of our Shares and we will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

QUORUM AND VOTING REQUIREMENTS

     The quorum required consists of two or more shareholders who are present in person or proxy (or who have delivered a proxy card indicating their manner of voting) and who together hold or represent Shares conferring in the aggregate at least thirty three and one third percent (33-1/3%) of the voting power in the
Company. If a quorum is not present within an hour of the time designated for the Meeting, the Meeting shall be adjourned to Wednesday, May 7, 2007, at the same time and place. At the adjourned Meeting any number of shareholders who are present in person or by proxy, or who have delivered a proxy card, shall constitute a quorum.

     The approval of each of the Proposals, other than Proposal 2, requires the affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the proposal.

     The approval of Proposal 2 requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy, provided that either (i) such a majority includes at least one third of the total votes of shareholders who are not controlling shareholders or on their behalf, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or
(ii) the total number of shares of the shareholders mentioned in clause (i)
above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

REPORTING REQUIREMENTS

     We are subject to the information reporting requirements of the U.S.
Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission's Public Reference Room at 100 F Street, N.E., Washington,
D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission's website at www.sec.gov.

     As a foreign private issuer, we are exempt from the rules under the
Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS
VOTE "FOR" THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

                             ---------------------

               ITEM I: RE-APPOINTMENT OF INDEPENDENT AUDITORS AND
                       DETERMINATION OF THEIR REMUNERATION

     Under the Companies Law of 1999 (the "COMPANIES LAW") and the Company's
Articles of Association, the shareholders of the Company are authorized to appoint the Company's independent auditor. Under the Articles of Association of the Company, the Board of Directors is authorized to determine the independent auditor's remuneration and has to report to the general meeting the remuneration paid to the independent auditor and its affiliates. In addition, the approval by the Audit Committee of the independent auditor's re-appointment and remuneration is required under the corporate governance rules of Nasdaq Global Market.

     Following the recommendation by the Company's Audit Committee and the Board
of Directors, it is proposed that Kost, Forer, Gabbay & Kasierer, a member of
Ernst & Young Global, be re-appointed as the independent auditor of the Company for the period ending at the close of the next annual general meeting. Such auditors served as the Company's auditors for fiscal year 2006 and have no relationship with the Company or with any affiliate of the Company, except in their capacity as auditors.

     The estimated remuneration of Kost, Forer, Gabbay & Kasierer, a member of
Ernst & Young Global, the Company's independent auditor for the year ending
December 31, 2007, approved by the Audit Committee and the Board of Directors on
March 11, 2007 is approximately $230,000 for auditing services, $15,000 for non-auditing services and $12,000 for tax consultation services.

     At the Meeting, it is proposed that the following resolution be adopted:

     "RESOLVED, that the Company's independent auditor, Kost, Forer, Gabbay &
Kasierer, a member of Ernst & Young Global, be and is hereby re-appointed as the independent auditor of the Company for the period ending at the close of the next annual general."

          ITEM II: ELECTION OF DR. JOSEPH TZUR AS AN EXTERNAL DIRECTOR

     At the Meeting, shareholders will be asked to elect Dr. Joseph Tzur as an
External Director of the Company for a three-year term commencing on April 27,
2007. Dr. Tzur is replacing Mr. Amos Netzer who is resigning from his position effective April 26, 2007.

     DR. JOSEPH TZUR. Dr. Joseph Tzur is currently a faculty member at the
Business School of One Academic College. Since October 1984, he has taught at the Department of Economics of Bar-Ilan University. From October 2004 to
September 2006, he served as the Head of the Department of Economics of the
Academic Center - Ruppin. Dr. Tzur is a certified public accountant in Israel.
Dr. Tzur published several articles and books with respect to agency relationships, tax issues, financial accounting and the market of accounting services. He holds a Ph.D. and M.Ph. in accounting from the Graduate School of
Business of Colombia University, New York, New York and a B.A. in economics and accounting from Bar-Ilan University, Ramat Gan, Israel.

     Mr. Joseph Tzur notified the Company that he complies with all requirements under the Companies Law for serving as an external director.

     At the Meeting, it is proposed that the following resolution be adopted:

     "RESOLVED, to elect Dr. Joseph Tzur as an External Director of the Company for a three-year term commencing on April 27, 2006."

            ITEM III: RE-ELECTION OF EACH OF MESSRS. GIORA BEN-ZE'EV
              AND ZE'EV FELDMAN TO HOLD OFFICE AS CLASS A DIRECTORS

     At the Meeting, shareholders will be asked to re-elect two persons to serve as Class A Directors of the Company. As of the date of this Proxy Statement, the nominees listed below currently serve as directors of the Company. Each of the two nominees is nominated to serve as a Class A Director until the third succeeding annual meeting to be held in 2010.

     It is the intention of the persons named in the proxy to vote for the election of the persons named below. If any nominee is unable or unwilling to serve (which the Board of Directors does not anticipate), the persons named in the proxy will vote in their discretion for another person.

     The following information supplied with respect to each person nominated and recommended to be elected to the Board of Directors of the Company is based upon the records of the Company and information furnished to it by the nominees.
The nominees to serve on the Board of Directors as Class A Directors are:

NAME                  AGE        CURRENT POSITION WITH COMPANY

Giora Ben-Ze'ev       64         Director, President and Chief Executive Officer

Ze'ev Feldman         55         Director

     GIORA BEN-ZE'EV. Mr. Ben-Ze'ev has been our President and Chief Executive
Officer since 1994. He was among the founders of our company in 1972 and has worked as Plant Manager, Marketing Director and Assistant President. Previously,
he spent five years as marketing director at Sher Israel, a gold refinery. He is a member of the management board of Kibbutz Shamir. Mr. Ben-Ze'ev graduated from the Technion Israel Institute of Technology in industrial and management engineering.

     ZE'EV FELDMAN. Mr. Feldman has been a member of our Board of Directors since March 2005. He is currently the chief executive officer of Feldaz
Investments Ltd. and Feldaz 2005 Ltd. and a member of the board of directors of
Azimuth Ltd. From 1998 until 2003 he was the chief executive officer of FIBI
Investment House Ltd. and FIBI Holdings Ltd. He has served on the boards of directors of Cellcom Israel Ltd., Union Bank's Mutual Funds Ltd., FIBI
Investment House Ltd., Intergama Ltd. (as chairman), RPK Electronics Ltd.,
Medison Tech Ltd., Jordan Gate Projects Ltd. and Elleran Investments Ltd. He
holds a B.A. degree in economics and accounting from Tel Aviv University and is a certified public accountant.

     At the Meeting, it is proposed that the following resolution be adopted:

     "RESOLVED, that each of Giora Ben-Ze'ev and Ze'ev Feldman be, and hereby is, elected to hold office as a Class A Director of the Company until the close of the third succeeding annual meeting to be held in 2010."

        ITEM IV: RE-ELECTION OF MR. UZI TZUR TO HOLD OFFICE AS A CLASS C
                                    DIRECTOR

     At the Meeting, shareholders will be asked to re-elect Mr. Uzi Tzur to serve as a Class C Director of the Company. As of the date of this Proxy
Statement, Mr. Tzur serves as a Class A Director of the Company.

     Following the above mentioned personnel changes in the Company's Board of
Directors our directors shall be divided into three classes, pursuant to the requirements of our Articles of Association, as follows: Giora Ben-Ze'ev and
Ze'ev Feldman shall serve as class A Directors, Efrat Cohen and Guy Vaadia shall serve as class B Directors, and Yair Shamir and Uzi Tzur shall serve as class C
Directors. These classifications reflect as well the resignation of Mr. Jed
Arkin from the Company's Board of directors effective as of the date of our annual shareholders meeting due to personal circumstances.

     It is the intention of the persons named in the proxy to vote for the election of Mr. Tzur. If Mr. Tzur is unable or unwilling to serve (which the
Board of Directors does not anticipate), the persons named in the proxy will vote in their discretion for another person.

     The following information supplied with respect to Mr. Tzur is based upon the records of the Company and information furnished to it by Mr. Tzur:

     UZI TZUR. Mr. Tzur, aged 67, has been a member of our Board of Directors since its original establishment in 1997. He served as acting chairman of the
Board of Directors from July 2004 until March 2005. He is also the current chairman of the management board of Kibbutz Shamir, a position he has held since
1992. Mr. Tzur is currently a member of the boards of directors of Shalag
Industries, Ltd. and was a board member of N.R. Spuntech Industries Ltd, two other companies of Kibbutz Shamir, which are listed on the Tel Aviv Stock
Exchange. He is also chairman of the boards of Mishkai Galil Elion, an umbrella organization of all kibbutzim in northern Israel, and of Hamashbir Hamercazi
A.C.S. Ltd., an Israeli trading company. He has over twenty years of experience in different managerial positions. He holds a B.A. and MBA in management and economics from the Ruppin Academic Center in Israel and is a retired lieutenant colonel of the Israeli reserve armed forces.

     At the Meeting, it is proposed that the following resolution be adopted:

     "RESOLVED, that Mr. Uzi Tzur be, and hereby is, elected to hold office as a
Class C Director of the Company until the close of the annual meeting to be held in 2009."

             ITEM V: APPROVAL OF A NEW COMPENSATION ARRANGEMENT FOR
                 THE COMPANY'S DIRECTORS, INCLUDING THE EXTERNAL
                                    DIRECTORS

     On March 11, 2007, the Board of Directors of the Company, per the
recommendation of the Audit Committee, approved a new compensation arrangement for the Company's directors, excluding the Chairman of the Board of Directors and the Chief Executive Officer of the Company. Such arrangement will apply also to the Company's External Directors, based on the Company's prior resolution to link the compensation of the External Directors to those of the other Directors as permitted by regulations promulgated under the Companies Law.

     Under the current compensation arrangement, each of the Directors
(excluding the Chairman of the Board of Directors and the Chief Executive
Officer) is entitled to a fee of $1,500 per meeting attended in person and $300 per meeting attended by telephone communication.

     Under the proposed new compensation arrangement, each of the current and future Directors, including the External Directors but excluding the Chairman of the Board of Directors and the Chief Executive Officer, shall be entitled to an annual fee of $15,000, paid in quarterly installments of $3,750 each. Each
Director who is a member of a committee of the Board of Directors shall be entitled to an additional annual fee of $5,000, paid in quarterly installments of $1,250 each. No additional fee would be paid for membership in more than one committee.

     At the Meeting, it is proposed that the following resolution be adopted:

     "RESOLVED, to approve the new compensation arrangement for the Company's current and future Directors, including the External Directors but excluding the
Chairman of the Board of Directors and the Chief Executive Officer, pursuant to which each Director shall be entitled to an annual fee of $15,000, paid in quarterly installments of $3,750 each, and each Director who is a member of a committee of the Board of Directors shall be entitled to an additional annual fee of $5,000, paid in quarterly installments of $1,250 each."

          VI: APPROVAL AND RATIFICATION OF THE COMPANY'S PURCHASE OF AN
         INSURANCE POLICY CONCERNING DIRECTORS' AND OFFICERS' LIABILITY

     Following the approval by the Audit Committee and the Board of Directors, it is proposed to approve and ratify the purchase by the Company of an insurance policy for directors' and officers' liability, including as directors and officers of the Company's subsidiaries (the "D&O INSURANCE") for the period from
March 9, 2006 until September 9, 2007. Such policy covers a total liability of
$20 million ($15 million coverage of the Company, directors and officers and $5 million additional coverage of the directors and officers). The annual premium to be paid by the Company with respect to such insurance policy is approximately
$223,333 (the "BASE PREMIUM"). Following the approval by the Audit Committee and the Board of Directors, it is also proposed to authorize the Company to renew the D&O Insurance policy, provided, that the annual premium to be paid by the
Company will not exceed 130% of the Base Premium and the aggregate coverage of the D&O Insurance policy will not exceed $25 million ($20 million coverage of the Company, directors and officers and $5 million additional coverage of the directors and officers). The insurer, the aggregate coverage amount under the
D&O Insurance policy and the annual premium to be paid for such coverage shall be determined by the Audit Committee and the Board of Directors, which shall determine that the amounts are reasonable under the circumstances, taking into considerations market conditions. This resolution shall be valid until the termination of the D&O Insurance policy that is to be purchased by the Company prior to the annual general meeting of the Company's shareholders to be held in
2008.

     It is proposed that the following resolution be adopted at the Meeting:

     "RESOLVED, that the Company's purchase of an insurance policy with respect to director's and officers' liability, which terms have been approved by the
Audit Committee and the Board of Directors and presented to the shareholders, is hereby approved and ratified."

                                 OTHER BUSINESS

     Management knows of no other business to be acted upon at the Meeting.
However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

                                          By the Order of the Board of Directors

                                          David Bar-Yosef
                                          Legal Counsel & Corporate Secretary

                                          March 19, 2007